Exhibit 99.13

Press release	January 19, 2010

Permission to implement the merger between Bure and Skanditek granted by the Swedish Companies Registration Office

The Swedish Companies Registration Office (the “SCRO”) has granted Bure Equity AB (“Bure”) and Skanditek Industriförvaltning AB (“Skanditek”) permission to implement the merger plan between the two companies. The SCRO is expected to register the merger on January 27, 2010. In connection to the registration of the merger, Skanditek will be dissolved and all assets and liabilities will be transferred to Bure.

As a consequence of SCRO’s permission and the registration of the merger, as described above, Skanditek will be delisted from NASDAQ OMX Stockholm. The last day of trading in Skanditek’s shares on NASDAQ OMX Stockholm will be on January 22, 2010.

Subject to the delisting of Skanditek and that the SCRO registers the merger as described above, those who are shareholders in Skanditek as of January 27, 2010 (record date for the merger) will receive 3 (three) new shares in Bure for four (4) shares in Skanditek. The new shares will be available on the shareholders’ accounts on January 28, 2010 and as of that day trading in the new Bure shares will be possible. Trading in the currently outstanding Bure shares will not be impacted by the merger process.

In connection to the merger, the previously announced special dividend of approximately SEK 478 million, corresponding to SEK 9.50 per share, will be paid to Bure’s shareholders. Subject to the registration of the merger on January 27, 2010 by the SCRO, those who are shareholders in Bure as of January 25, 2010 will receive payment on January 28, 2010.

For further information, contact:

Patrik Tigerschiöld, President and CEO,

Telephone +46 (0)8-614 00 20, e-mail patrik.tigerschiold@skanditek.se

Notice to shareholders in the United States

This merger relates to the securities of a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden which are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Skanditek is an industrial holding company with investments primarily in Swedish companies. The business concept is to generate sustainable and healthy value growth by means of industrial management of operational companies. The portfolio comprises ten investments in the electronics, bio/medical technology and services sectors. The portfolio companies are Bure Equity, AcadeMedia, Micronic, PartnerTech, Vitrolife, CMA Microdialysis, Theducation, The Chimney Pot, H.Lundén and Aptilo. Skanditek is listed on NASDAQ OMX Stockholm, Mid Cap.

The information contained in this press release is such that Skanditek is obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on January 19, 2010 at 13:00 CET.

Skanditek Industriförvaltning AB (publ)

Nybrogatan 6 • SE-114 34 Stockholm • Corp. Reg. No. 556235-4141

Telephone +46 (0)8-614 00 20 • Fax +46 (0)8-614 00 38 • info@skanditek.se • www.skanditek.se